Exhibit 99.1
MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2011 FOURTH QUARTER AND FULL YEAR RESULTS
Financial Highlights for Fiscal 4Q & FY11
•	Gross bookings(1) for Air ticketing and Hotels and packages combined increased 52.4%year-on-year (yoy) to $201.2 million in 4Q11 and increased 59.4% yoy to $742.5 million for FY11
•	Number of Transactions for Air ticketing and Hotels and packages combined increased 78.7% yoy in 4Q11 and increased 59.9% yoy for FY11
•	Revenue rose 48.5% yoy to $31.4 million in 4Q11 and grew 49.3% yoy to $124.7 million for FY11
•	Revenue less service costs(2) increased 57.6% yoy to $17.1 million in 4Q11 and increased 51.6% yoy to $61.1 million for FY11, exceeding company’s fiscal 2011 annual guidance.
•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased to 8.2% in 4Q11 versus 8.0% in 4Q10. For FY11 net revenue margin was 7.9%.
•	Results from operating activities improved yoy to $1.0 million in 4Q11 versus a loss of ($1.2) million in 4Q10. FY11 results from operating activities grew to $4.1 million versus a loss of ($6.0) million in FY10. Adjusted operating profit(4) for 4Q11 improved to $1.1 million yoy versus a loss of ($1.1) million in 4Q10. FY11 adjusted operating profits grew to $4.6 million, up from $0.8 million in FY10.
•	Profit for the period was $3.7 million in 4Q11 versus a loss of ($1.3) million in 4Q10 and profit for FY11 was $4.8 million versus a loss of ($6.2) million in FY10. Adjusted net income(5) for 4Q11 improved to $1.1 million yoy versus a loss of ($0.8) million in 4Q10. FY11 adjusted net income(5) grew to $5.1 million, up from $1.4 million in FY10.
Gurgaon, India (May 12, 2011) & New York, May 11, 2011 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth quarter ended March 31, 2011 and audited results for full fiscal year ended March 31, 2011.
“Fiscal year 2011 marked an important milestone for MakeMyTrip as we successfully transitioned into a public listed company” said Deep Kalra, Chairman and CEO. “Through this exciting transition, we remained focused on offering innovative products, good value deals and improved booking experience for our customers, which has enabled MakeMyTrip to maintain market leadership.”

(in thousands except EPS)	3 months Ended March 31, 2010	3 months Ended March 31, 2011	YoY Change	Year Ended March 31, 2010	Year Ended March 31, 2011	YoY Change
Financial Summary as per IFRS
Revenue	$21,122.8	$31,377.3	48.5%	$83,560.2	$124,721.4	49.3%
Revenue Less Service Costs(2)	$10,826.3	$17,062.0	57.6%	$40,282.5	$61,070.5	51.6%
Air Ticketing	$8,553.9	$13,866.2	62.1%	$31,134.0	$47,622.7	53.0%
Hotels & Packages	$1,964.5	$2,538.6	29.2%	$7,995.7	$10,907.1	36.4%
Other	$307.9	$657.2	113.5%	$1,152.8	$2,540.7	120.4%
Results from Operating Activities	($1,214.1)	$1,034.1		($6,009.8)	$4,061.9
Adjusted Operating Profit (Loss)(4)	($1,067.1)	$1,111.0		$761.6	$4,589.2	502.6%
Income (Loss) for the period	($1,275.7)	$3,687.0		($6,207.0)	$4,829.7
Adjusted Net Income (Loss) (5)	($827.0)	$1,072.3		$1,445.3	$5,129.7	254.9%
Diluted Earnings (Loss) per share	($0.07)	$0.10		($0.35)	$0.15
Adjusted Diluted Earnings (Loss) per share(5)	($0.05)	$0.03		$0.05	$0.15

Operating Metrics
Gross Bookings	$132,010.9	$201,218.0	52.4%	$465,876.2	$742,455.1	59.4%
Air Ticketing	$117,889.9	$179,363.5	52.1%	$408,603.1	$647,846.9	58.6%
Hotels & Packages	$14,121.0	$21,854.5	54.8%	$57,273.1	$94,608.2	65.2%
Number of Transactions
Air Ticketing	478.4	854.0	78.5%	1766.9	2824.6	59.9%
Hotels & Packages	28.0	51.2	82.8%	109.7	175.9	60.3%

(1)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(2)	Represents IFRS revenue after deducting service costs.

(3)	Revenue less service cost as a percentage of gross bookings.

(4)	Results from operating activities excluding employee share-based compensation costs.

(5)	Profit for the period excluding employee share-based compensation costs, IPO costs relating to listing of existing shares, interest expense on the liability portion of preference shares, changes in the fair market value of embedded derivatives in the preference shares and income tax benefit (expense).

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (5) above. Reconciliations of non-IFRS financial measures to IFRS operating results are included at the end of this release.
Recent Developments
Acquisition of majority stake in Luxury Tours & Travel Pte Limited (LTT)
On May 9, 2011, MakeMyTrip acquired an approximately 79% equity stake in Luxury Tours & Travel Pte Ltd (LTT) in accordance with the terms of the Share Purchase Agreement (SPA) with LTT and its existing shareholders dated February 9, 2011. MakeMyTrip has paid cash consideration of approximately USD 3 million, subject to working capital adjustment in accordance with the terms of the SPA. MakeMyTrip plans to invest approximately USD 0.75 million in one or more tranches until June 2012 for subscription of new equity shares to be issued by LTT.
MakeMyTrip will also acquire the remaining shares of LTT from the existing shareholders in cash, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT.
Luxury Tours & Travel Pte Ltd is a Singapore registered and licensed travel agency that provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. LTT, in addition to establishing a loyal base of customers, has strong and established relationships with a large number of hotels and other travel vendors for other inbound tourism services in the region.

Fiscal 2011 Fourth Quarter Financial Results
Revenue. We generated revenue of $31.4 million in the quarter ended March 31, 2011, an increase of 48.5% over revenue of $21.1 million in the quarter ended March 31, 2010.
Air Ticketing. Revenue from our air ticketing business increased by 61.5% to $13.9 million in the quarter ended March 31, 2011 from $8.6 million in the quarter ended March 31, 2010. This was due to an increase in gross bookings of 52.1% partially contributed by an increase in net revenue margin from 7.3% in the quarter ended March 31, 2010 to 7.7% in the quarter ended March 31, 2011. Air ticketing net revenue margin in the quarter increased from the previous quarter’s margin of 7.4%.
Hotels and Packages. Revenue from our hotels and packages business increased by 37.8% to $16.9 million in the quarter ended March 31, 2011 from $12.2 million in the quarter ended March 31, 2010. Our Revenue less service cost(2) increased by 29.2% to $2.5 million in the quarter ended March 31, 2011 from $2.0 million in the quarter ended March 31, 2010. This was due to an increase in gross bookings by 54.8%, partially offset by reduction in net revenue margin from 13.9% in the quarter ended March 31, 2010 to 11.6% in the quarter ended March 31, 2011 as net revenue margins normalized from levels experienced in fiscal 2009-10 when travel suppliers provided us favorable rates during the slowdown in India’s economy. Hotels and packages net revenue margins increased from the previous quarter’s margin of 10.8%.
Other Revenue. Our other revenue increased to $0.7 million in the quarter ended March 31, 2011 from $0.3 million in the quarter ended March 31, 2010, primarily due to an increase in facilitation fees on travel insurance and sales of rail tickets and bus tickets.
Total Revenue less Service Cost. Our total revenue less service cost increased by 57.6% to $17.1 million in the quarter ended March 31, 2011 from $10.8 million in the quarter ended March 31, 2010 as a result of a 62.1% increase in our air ticketing revenue less service cost, as well as a 29.2% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses increased to $3.7 million in the quarter ended March 31, 2011 from $2.9 million in the quarter ended March 31, 2010, mainly as a result of increases in annual wages and in average employee headcount year over year in the quarter ended March 31, 2011. This growth reflects an overall increase in business partially offset by employee share-based compensation costs of $0.08 million in quarter ended March 31, 2011 as against $0.15 million in quarter ended March 31, 2010. Excluding employee share-based compensation costs, Personnel expenses as a percentage of net revenue decreased by 435 basis points year over year and by 15 basis points quarter to quarter to 21.4%.
Other Operating Expenses. Other operating expenses increased by 35.7% to $11.8 million in the quarter ended March 31, 2011 from $8.7 million in the quarter ended March 31, 2010, primarily as a result of an increase in payment gateway charges, outsourcing fees and advertising and business promotion expenses in line with the growth in our business. Other Operating Expenses as a percentage of net revenue decreased by 11.1 percentage points year over year and increased by 269 basis points quarter to quarter to 69.1%.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to an income of $1.0 million in the quarter ended March 31, 2011 from a loss of ($1.2) million in the quarter ended March 31, 2010. Excluding the effects of our employee share-based compensation costs for both quarters ended March 31, 2011 and 2010, we would have recorded an operating profit of $1.1 million in the quarter ended March 31, 2011 and an operating loss of ($1.1) million in the quarter ended March 31, 2010.
Net Finance Income (Costs). Our net finance income (cost) decreased to ($0.04) million in the quarter ended March 31, 2011 from ($0.06) million in the quarter ended March 31, 2010, primarily due to $0.3 million in interest accrued on the liability portion of our preference shares in the quarter ended March 31, 2010 and forex gain of $0.1 million in the quarter ended March 31, 2011 partially offset by impairment loss on trade and other receivables.
Profit (Loss) for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the quarter ended March 31, 2011 was $3.7 million as compared to a loss of ($1.3) million in the quarter ended March 31, 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2010-11 and 2009-10, deferred tax benefit recognized on previous year’s tax losses of $2.7 million, interest accrued on the liability portion of preference shares and changes in fair market value of embedded derivatives in the preference shares, we would have recorded a net profit of $1.1 million in the quarter ended March 31, 2011 and a net loss of ($0.8) million in the quarter ended March 31, 2010.
Earnings (loss) per share. Diluted earnings per share were $0.10 for the quarter ended March 31, 2011 as compared to loss per share of ($0.07) in the prior fiscal year’s corresponding quarter. Adjusted for interest accrued on the liability portion of preference shares, employee share-based compensation costs and deferred tax benefit as mentioned in the preceding paragraph, diluted earnings per share were $0.03 in the quarter ended March 31, 2011, compared to loss per share of ($0.05) in the quarter ended March 31, 2010.

Fiscal 2011 Full Year Financial Results
Revenue. We generated revenue of $124.7 million in the year ended March 31, 2011, an increase of 49.3% over revenue of $83.6 million in the year ended March 31, 2010.
Air Ticketing. Revenue from our air ticketing business increased by 48.3% to $47.6 million in the year ended March 31, 2011 from $32.1 million in the year ended March 31, 2010. This was due to an increase in gross bookings by 58.6% partially offset by a reduction in net revenue margin from 7.6% in the year ended March 31, 2010 to 7.4% in the year ended March 31, 2011.
Hotels and Packages. Revenue from our hotels and packages business increased by 48.3% to $74.6 million in the year ended March 31, 2011 from $50.3 million in the year ended March 31, 2010. Our Revenue less service cost(2) increased by 36.4% to $10.9 million in the year ended March 31, 2011 from $8.0 million in the year ended March 31, 2010. This was due to an increase in gross bookings by 65.2%, partially offset by reduction in net revenue margin from 14.0% in the year ended March 31, 2010 to 11.5% in the year ended March 31, 2011 as net revenue margins normalized from levels experienced in fiscal 2009-10 when travel suppliers provided us favorable rates during the slowdown in India’s economy.
Other Revenue. Our other revenue increased to $2.5 million in the year ended March 31, 2011 from $1.2 million in the year ended March 31, 2010, primarily due to an increase in facilitation fees on travel insurance and sales of rail tickets and bus tickets.
Total Revenue less Service Cost. Our total revenue less service cost increased by 51.6% to $61.1 million in the year ended March 31, 2011 from $40.3 million in the year ended March 31, 2010 as a result of a 53.0% increase in our air ticketing revenue less service cost, as well as a 36.4% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses decreased to $14.4 million in the year ended March 31, 2011 from $16.6 million in the year ended March 31, 2010, primarily as a result of reduction in employee share-based compensation costs to $0.5 million in fiscal year 2011 from $6.8 million in fiscal year 2010. The employee share-based compensation costs for fiscal year 2010 were primarily attributable to grants of fully-vested employee share options in the first quarter of fiscal year 2010, as a result of options issued under our 2001 equity option plan and grants intended to replace prior options granted under MMT India’s share option plan. Excluding employee share-based compensation costs, personnel expenses increased by 41.7% in fiscal year 2011 from fiscal year 2010, primarily as a result of annual wage increases and an increase in average employee headcount. Excluding employee share-based compensation costs, Personnel expenses as a percentage of net revenue decreased by 159 basis points year over year.
Other Operating Expenses. Other operating expenses increased by 44.5% to $40.7 million in the year ended March 31, 2011 from $28.2 million in the year ended March 31, 2010, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other Operating Expenses as a percentage of net revenue decreased by 327 basis points year over year.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to an income of $4.1 million in the year ended March 31, 2011 from a loss of ($6.0) million in the year ended March 31, 2010. Excluding the effects of our employee share-based compensation costs for both years ended March 31, 2011 and 2010, we would have recorded an operating profit of $4.6 million in the year ended March 31, 2011 and $0.8 million in the year ended March 31, 2010.
Net Finance Income (Costs). Our net finance income (cost) increased to ($1.9) million in the year ended March 31, 2011 from ($0.19) million in the year ended March 31, 2010, primarily due to initial public offering (IPO) costs related to our listing of existing shares of $2.1 million in the current year; offset by decrease in interest accrued on the liability portion of our preference shares in the year ended March 31, 2011 to $0.4 million from $1.1 million in the year ended March 31, 2010, as a result of conversion of preference shares into common shares at the time of IPO.
Profit (Loss) for the year. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the year ended March 31, 2011 was $4.8 million as compared to a loss of ($6.2) million in the year ended March 31, 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2010-11 and 2009-10, deferred tax benefit recognized on previous year’s tax losses in the current period of $2.7 million, interest accrued on the liability portion of preference shares and changes in fair market value of embedded derivatives in the preference shares, we would have recorded a net profit of $5.1 million in the year ended March 31, 2011 and a net profit of $1.4 million in year ended March 31, 2010.
Earnings (loss) per share. Diluted earnings per share was $0.15 for the year ended March 31, 2011 as compared to loss per share of ($0.35) in the corresponding prior fiscal year. Adjusted for interest accrued on the liability portion of preference shares, charges related to our initial public offering listing expenses of $2.1 million, deferred tax benefit recognized on previous year’s tax losses in the current period of $2.7 million, and employee share-based compensation costs as mentioned in the preceding paragraph, diluted earnings per share was $0.15 in the year ended March 31, 2011, compared to $0.05 in the year ended March 31, 2010.

Fiscal Year 2011-12 Outlook
The company remains optimistic of its long term growth prospects as the population of middle class travellers and Internet users continues to expand in India, despite the short term uncertainly around crude oil prices and the high domestic inflation rate. The company is setting its Fiscal 2012 full year guidance range for Revenue less service costs at $86 to $89 million.
Conference Call
MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2011 beginning at 8:30 p.m. EDT on May 11, 2011. To participate, please dial 1-866-405-2350 from within the U.S. or +65-6723-9388 from any other country. Thereafter, callers will be prompted to enter the participant passcode 59776247. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.
A telephonic replay of the conference call will be available for two weeks by dialing +1-866-214-5335 in the U.S. or by dialing +61-2-8235-5000 from any other country and using passcode 59776247. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.
About Non-IFRS Financial Measures
As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The company believes that Adjusted operating profit and Adjusted net income are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures, (including employee stock compensation costs, interest accretion on preference stock, expenses such as IPO listing fees, gain or loss in fair market value of the embedded options within preference stock and income tax benefit (expense)) provide investors and analysts a more accurate representation of the company’s operating results.
Safe Harbor Statement
This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s F-1 dated March 2, 2011, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com
MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, and MakeMyTrip.com Inc. The company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 4,500 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
INVESTOR RELATIONS
Jonathan Huang
MakeMyTrip.com Inc.
+1 (646) 405-1311
jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(AUDITED)

	As at March 31
	2010	2011
	(in USD)
Assets
Property, plant and equipment	3,748,180	3,762,598
Intangible assets	2,024,059	2,796,840
Trade and other receivables, net	413,488	600,067
Term deposits	1,295,489	706,873
Other non-current assets	124,126	219,021
Deferred tax assets	—	2,924,308

Total non-current assets	7,605,342	11,009,707

Current tax assets	942,543	3,855,431
Trade and other receivables, net	12,036,039	12,257,102
Term deposits	13,175,915	16,235,047
Other current assets	7,532,087	17,852,029
Cash and cash equivalents	9,341,526	51,730,321

Total current assets	43,028,110	101,929,930

Total assets	50,633,452	112,939,637

Equity (Deficit)
Share capital	8,767	17,546
Share premium	11,356,522	111,541,661
Accumulated deficit	(42,510,416)	(38,024,060)
Share based payment reserve	7,061,910	3,914,844
Foreign currency translation reserve	(872,218)	(1,174,111)

Total equity (deficit) attributable to equity holders of the Company	(24,955,435)	76,275,880
Non-controlling interest	4,390	—

Total equity (deficit)	(24,951,045)	76,275,880

Liabilities
Loans and borrowings	132,103	148,923
Employee benefits	437,444	667,050
Deferred income	1,852,679	—
Derivatives instruments	48,382	—
Other non-current liabilities	447,295	503,320

Total non-current liabilities	2,917,903	1,319,293

Bank overdraft	3,996,066	3,855,977
Loans and borrowings	40,834,795	60,634
Trade and other payables	26,467,047	29,694,702
Deferred income	814,516	26,533
Other current liabilities	554,170	1,706,618

Total current liabilities	72,666,594	35,344,464

Total liabilities	75,584,497	36,663,757

Total equity and liabilities	50,633,452	112,939,637

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended March 31		For the year ended March 31
	2010	2011	2010	2011
	(unaudited)		(audited)
	(in USD)
Revenue
Air ticketing	8,583,960	13,866,180	32,119,488	47,622,719
Hotels and packages	12,230,966	16,853,877	50,287,896	74,557,976
Other revenue	307,858	657,227	1,152,822	2,540,692

Total revenue	21,122,784	31,377,284	83,560,206	124,721,387

Service cost
Procurement cost of hotel and packages services	10,266,484	14,315,247	42,292,226	63,650,910
Purchase of air tickets coupon	30,040	—	985,482	—
Personnel expenses	2,931,747	3,723,822	16,562,034	14,399,040
Other operating expenses	8,688,598	11,792,657	28,160,506	40,698,895
Depreciation and amortization	420,026	511,504	1,569,747	1,910,637

Result from operating activites	(1,214,111)	1,034,054	(6,009,789)	4,061,905

Finance income	369,956	524,336	1,874,177	1,601,750
Finance costs	425,976	563,066	2,062,947	3,525,685

Net finance income (costs)	(56,020)	(38,730)	(188,770)	(1,923,935)

Profit (Loss) before tax	(1,270,131)	995,324	(6,198,559)	2,137,970
Income tax benefit (expense)	(5,590)	2,691,721	(8,428)	2,691,721

Profit (Loss) for the period	(1,275,721)	3,687,045	(6,206,987)	4,829,691

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	500,441	(70,122)	1,651,468	(301,952)
Defined benefit plan actuarial losses	(14,431)	(39,716)	(14,431)	(73,356)
Income tax benefit (expense) on other comprehensive income (loss)	5,590	24,514	5,590	24,514

Other comprehensive income (loss) for the period, net of tax	491,600	(85,324)	1,642,627	(350,794)

Total comprehensive income (loss) for the period	(784,121)	3,601,721	(4,564,360)	4,478,897

Profit (Loss) attributable to:
Owners of the Company	(1,275,562)	3,687,045	(6,206,239)	4,827,471
Non-controlling interest	(159)	—	(748)	2,220

Profit (Loss) for the period	(1,275,721)	3,687,045	(6,206,987)	4,829,691

Total comprehensive income (loss) attributable to:
Owners of the Company	(784,046)	3,601,721	(4,563,894)	4,476,742
Non-controlling interest	(75)	—	(466)	2,155

Total comprehensive income (loss) for the period	(784,121)	3,601,721	(4,564,360)	4,478,897

Earnings (Loss) per share
Basic	(0.07)	0.11	(0.35)	0.17
Diluted	(0.07)	0.10	(0.35)	0.15

Weighted average number of shares
Basic	17,542,120	34,968,572	17,521,120	28,320,901
Diluted	17,542,120	36,513,297	17,521,120	34,950,246

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(AUDITED)

	Attributable to equity holders of the Company
					Foreign		Non-	Total equity
				Share based	currency		controlling	(deficit)
	Share	Share	Accumulated	payment	translation		interest
	capital	premium	deficit	reserve	reserve	Total
	(In USD)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to share premium on lapse of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(AUDITED)

	For the Year Ended March 31
	2010	2011
	(in USD)
Profit (loss) for the year	(6,206,987)	4,829,691
Adjustments for Non Cash Items	8,558,232	1,753,628
Change in working capital	2,880,056	(12,915,476)

Net cash from (used in) operating activities	5,231,301	(6,332,157)

Net cash from (used in) investing activities	3,451,730	(3,034,279)

Net cash from (used in) financing activities	(210,043)	52,363,359

Increase (Decrease) in cash and cash equivalents	8,472,988	42,996,923
Cash and cash equivalents at beginning of the year	(2,442,385)	5,345,460
Effect of exchange rate fluctuations on cash held	(685,143)	(468,039)

Cash and cash equivalents at end of the year	5,345,460	47,874,344

MAKEMYTRIP LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
Revenue	8,583,960	13,866,180	12,230,966	16,853,877	307,858	657,227	21,122,784	31,377,284
Less:
Service cost	30,040	—	10,266,484	14,315,247	—	—	10,296,524	14,315,247

Revenue less service cost	8,553,920	13,866,180	1,964,482	2,538,630	307,858	657,227	10,826,260	17,062,037

	Year ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
Revenue	32,119,488	47,622,719	50,287,896	74,557,976	1,152,822	2,540,692	83,560,206	124,721,387
Less:
Service cost	985,482	—	42,292,226	63,650,910	—	—	43,277,708	63,650,910

Revenue less service cost	31,134,006	47,622,719	7,995,670	10,907,066	1,152,822	2,540,692	40,282,498	61,070,477

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2010	2011	2010	2011
	(in USD)
Result from operating activities as per IFRS	(1,214,106)	1,034,054	(6,009,789)	4,061,905
Add: Employee share-based compensation costs	147,040	76,969	6,771,376	527,285

Adjusted Operating Profit (Loss)	(1,067,066)	1,111,023	761,587	4,589,190

Reconciliation of Adjusted Net Income (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2010	2011	2010	2011
	(in USD)
Income (Loss) for the period as per IFRS	(1,275,717)	3,687,045	(6,206,987)	4,829,691
Add: Employee share-based compensation costs	147,040	76,969	6,771,376	527,285
Add: IPO cost related to listing of existing shares	—	—	—	2,086,583
Less: Gain on change in fair market value of derivatives	(9,654)	—	(253,212)	(48,382)
Add: Interest accretion on preference stock	305,755	—	1,125,678	426,291
Add: Income tax (benefit) expense	5,590	(2,691,721)	8,428	(2,691,721)

Adjusted Net Income (Loss)	(826,986)	1,072,293	1,445,283	5,129,747

Adjusted Earning (Loss) per share
Diluted	(0.05)	0.03	0.05	0.15

MAKEMYTRIP LIMITED
OPERATING DATA

	For the three months ended March 31		For the year ended March 31
	2010	2011	2010	2011
	(in thousands, except percentages)
Number of transactions
Air ticketing	478.4	854.0	1766.9	2,824.6
Hotels and packages	28.0	51.2	109.7	175.9
Revenue less service cost:
Air ticketing	8,553.9	13,866.2	31,134.0	47,622.7
Hotels and packages	1,964.5	2,538.6	7,995.7	10,907.1
Other revenue	307.9	657.2	1,152.8	2,540.7

	10,826.3	17,062.0	40,282.5	61,070.5

Gross Bookings
Air ticketing	117,889.9	179,363.5	408,603.1	647,846.9
Hotels and packages	14,121.0	21,854.5	57,273.1	94,608.2

	132,010.9	201,218.0	465,876.2	742,455.1

Net revenue margins
Air ticketing	7.3%	7.7%	7.6%	7.4%
Hotels and packages	13.9%	11.6%	14.0%	11.5%
Combines net revenue margin for air ticketing and hotels and packages	8.0%	8.2%	8.4%	7.9%